Exhibit 21.1

AUM BIOSCIENCES LIMITED

List of Subsidiaries

Upon completion of the Business Combination, AUM Biosciences Limited (“Holdco”)’s subsidiaries will be as follows:

Subsidiaries	Jurisdiction of Formation	Percentage of Economic Ownership
AUM Biosciences Pte. Ltd. (“AUM”)	Singapore	100% owned subsidiary of Holdco
Mountain Crest Acquisition Corp. V (“Mountain Crest”)	Delaware, USA	100% owned subsidiary of Holdco
AUM Biosciences Suzhou	China	100% owned subsidiary of AUM
AUM Biosciences Inc.	Delaware, USA	100% owned subsidiary of AUM
AUM Australasia Pty Ltd. (“AUM Australia”)	Australia	100% owned subsidiary of AUM
AUM Biosciences Ptd Ltd.	Australia	100% owned subsidiary of AUM Australia
NuovoTRK Therapeutics Ptd Ltd.	Australia	100% owned subsidiary of AUM Australia